EXHIBIT 4.1

AGREEMENT OF SUBSTITUTION AND AMENDMENT OF
COMMON SHARES RIGHTS AGREEMENT

     This agreement of Substitution and Amendment is entered into as of August 1, 2001, by and between Mississippi Chemical Corporation, a Mississippi corporation (the "Company"), and Harris Trust and Savings Bank, an Illinois banking corporation, ("Harris"), and American Stock Transfer and Trust Company, a New York banking corporation ("AST").

RECITALS

  On or about August 8, 1994, the Company entered into a Rights Agreement (the "Rights Agreement") with Harris (the "Predecessor Agent") as rights agent.

  The Company wishes to remove the Predecessor Agent and substitute AST as rights agent pursuant to Section 21 of the Rights Agreement.

  The Company has given the Predecessor Agent notice of removal of the Predecessor Agent as rights agent.

AGREEMENT

     NOW THEREFORE, in consideration of the foregoing and of other consideration, the sufficiency of which is hereby acknowledged, the parties agrees as follows:

  The Predecessor Agent hereby waives the 30 days notice requirement under section 21 of the Rights Agreement and is hereby discharged from its duties as rights agent.

  Section 21 of the Rights Agreement is hereby amended to provide that any successor rights agent shall, at the time of it's appointment as rights agent, have a combined capital and surplus of at least $10 million, rather than $50 million and shall not be required to be authorized to do business as a banking institution in the State of Mississippi.

  The Company hereby appoints AST as rights agent pursuant to Section 21 of the Rights Agreement, to serve in that capacity for the consideration and subject to all of the terms and conditions of the Rights Agreement.

  AST hereby accepts the appointment as rights agent pursuant to Section 21 of the Rights Agreement and agrees to serve in that capacity for the consideration and subject to all of the terms and conditions of the Rights Agreement.

  From and after the effective date hereof, each and every reference in the Rights Agreement to a "Rights Agent" shall be deemed to be a reference to AST.

  Section 26 of the Rights Agreement is amended to provide that notices or demands shall be addressed as follows (until another address is filed):

If to the Company:	Mississippi Chemical Corporation PO Box 388 Yazoo City, MS 39194-0388 Attention: Corporate Secretary
with a copy to:	General Counsel Mississippi Chemical Corporation PO Box 388 Yazoo City, MS 39194-0388
If to AST:	American Stock Transfer & Trust Company 59 Maiden Lane New York, NY 10038 Attention: Corporate Trust Department

  Except as expressly modified herein, the Rights Agreement shall remain in full force and effect.

  This Agreement of Substitution and Amendment may be executed in one or more counterparts, each of which shall together constitute one and the same document.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date indicated above.
HARRIS TRUST & SAVINGS BANK By: /s/ Martin J. McHale, Jr. Name: Martin J. McHale, Jr. Title: Vice President	MISSISSIPPI CHEMICAL CORPORATION By: /s/ Timothy A. Dawson Name: Timothy A. Dawson Senior Vice President and Title: Chief Financial Officer
AMERICAN STOCK TRANSFER & TRUST COMPANY By: /s/ Herbert J. Lemmer Name: Herbert J. Lemmer Title: Vice President